SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Results of operations for the three months ended June 30, 2012 (Thursday, August 2, 2012)

Contact:
IR Group
Kubota Corporation
2-47, Shikitsuhigashi 1-chome,
Naniwa-ku, Osaka 556-8601, Japan
Phone	: +81-6-6648-2645
Facsimile	: +81-6-6648-2632

FOR IMMEDIATE RELEASE (THURSDAY, AUGUST 2, 2012)

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED

JUNE 30, 2012 REPORTED BY KUBOTA CORPORATION

OSAKA, JAPAN, August 2, 2012 — Kubota Corporation reported its consolidated results for the three months ended June 30, 2012 today.

Consolidated Financial Highlights

1. Consolidated results of operations for the three months ended June 30, 2012

(1) Results of operations	(In millions of yen except per common share amounts)
	Three months ended Jun. 30, 2012	Change [%]	Three months ended Jun. 30, 2011	Change [%]
Revenues	¥240,469	11.8	¥215,082	8.0
Operating income	¥22,012	0.5	¥21,910	20.9
Income before income taxes and equity in net income of affiliated companies	¥22,042	(4.2)	¥23,006	18.5
Net income attributable to Kubota Corporation	¥12,835	(5.7)	¥13,611	26.6
Net income attributable to Kubota Corporation per common share
Basic	¥10.22		¥10.70
Diluted	—		—

Notes :

1.	Change[%] represents percentage change from the corresponding period in the prior year.
2.	Comprehensive income for the three months ended June 30, 2012 and 2011 were ¥27,098 million [31.3%] and ¥20,639 million [257.9%], respectively.

(2) Financial position	(In millions of yen)
	Jun. 30, 2012	Mar. 31, 2012
Total assets	¥1,501,817	¥1,487,669
Equity	¥719,316	¥707,214
Kubota Corporation shareholders’ equity	¥665,836	¥653,283
Ratio of Kubota Corporation shareholders’ equity to total assets	44.3%	43.9%

2. Cash dividends

	(In yen)
	Cash dividends per common share
	Interim	Year end	Total
Year ended March 31, 2012	¥7.00	¥8.00	¥15.00
Year ending March 31, 2013	Undecided	Undecided	Undecided

Note :

Although the Company’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends, specific amount of cash dividends for each fiscal year is decided in consideration of the development of business performance, financial conditions and payout ratio including share buybacks. Specific amount of cash dividends for the year ending March 31, 2013 is not decided at this time and the Company will inform the amount as soon as a decision is made.

Kubota Corporation

and Subsidiaries

3. Anticipated results of operations for the year ending March 31, 2013

	(In millions of yen except per common share amounts)
	Six months ending Sep. 30, 2012	Change [%]	Year ending Mar. 31, 2013	Change [%]
Revenues	¥550,000	14.2	¥1,150,000	14.1
Operating income	¥50,000	1.5	¥105,000	(0.6)
Income before income taxes and equity in net income of affiliated companies	¥50,000	12.7	¥105,000	4.0
Net income attributable to Kubota Corporation	¥30,000	13.9	¥65,000	5.6
Net income attributable to Kubota Corporation per common share	¥23.89		¥51.75

Note :

Change[%] represents percentage change from the corresponding period in the prior year.

4. Other information

(1)	Changes in material subsidiaries: No

(2)	Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements: Yes

Please refer to “2. Other information” on page 6.

(3)	Accounting changes for consolidated financial statements

a)    Changes due to the revision of accounting standards: No

b)    Changes in matters other than a) above: No

(4)	Number of shares outstanding including treasury stock as of June 30, 2012	:	1,285,919,180
	Number of shares outstanding including treasury stock as of March 31, 2012	:	1,285,919,180
	Number of treasury stock as of June 30, 2012	:	29,981,833
	Number of treasury stock as of March 31, 2012	:	29,935,508
	Weighted average number of shares outstanding during the three months ended June 30, 2012	:	1,255,960,330
	Weighted average number of shares outstanding during the three months ended June 30, 2011	:	1,271,709,930

(*Information on status of the quarterly review by the independent auditor)

This release is not reviewed or audited in accordance with Financial Instruments and Exchange Law of Japan by the independent auditor because this release is not subject to the quarterly review. As of the date of this release, the Company’s consolidated financial statements for the three months ended June 30, 2012 are under procedure of the quarterly review.

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company’s markets, particularly government agricultural policies, levels of capital expenditures both in public and private sectors, foreign currency exchange rates, the occurrence of natural disasters, continued competitive pricing pressures in the marketplace, as well as the Company’s ability to continue to gain acceptance of its products.

Kubota Corporation

and Subsidiaries

Kubota Corporation

and Subsidiaries

1. Review of operations and financial condition

(1) Summary of the results of operations for the three months under review

For the three months ended June 30, 2012, revenues of Kubota Corporation and subsidiaries (hereinafter, the “Company”) increased ¥25.4 billion [11.8%], to ¥240.5 billion, from the corresponding period in the prior year.

Domestic revenues rose ¥9.2 billion [9.2%], to ¥109.0 billion. All reporting segments recorded increases in domestic revenues.

Overseas revenues expanded ¥16.2 billion [14.0%], to ¥131.5 billion. Although revenues in Water & Environment were at the almost same level as in the corresponding period in the prior year, revenues in Farm & Industrial Machinery increased substantially.

Operating income rose a slight ¥0.1 billion [0.5%], to ¥22.0 billion, from the corresponding period in the prior year. The negative impact of yen appreciation and higher pension costs were compensated by the impact of increased revenues. Income before income taxes and equity in net income of affiliated companies decreased ¥1.0 billion [4.2%], to ¥22.0 billion, due to the deterioration of other gain and loss. Income taxes were ¥8.0 billion and net income decreased ¥0.8 billion [5.0%], to ¥14.3 billion. Net income attributable to Kubota Corporation declined ¥0.8 billion [5.7%], to ¥12.8 billion, from the corresponding period in the prior year.

Revenues from external customers and operating income by each reporting segment are as follows.

1) Farm & Industrial Machinery

Farm & Industrial Machinery comprises farm equipment, engines, and construction machinery.

Revenues in this segment increased 13.5%, to ¥185.5 billion, from the corresponding period in the prior year and accounted for 77.1 % of consolidated revenues.

Domestic revenues expanded 11.1%, to ¥59.7 billion. Sales of construction machinery and engines increased sharply due to the demand for reconstruction work following the Great East Japan Earthquake, and sales of farm equipment also increased.

Overseas revenues grew 14.6%, to ¥125.8 billion. In North America, sales of tractors increased. In addition, sales of engines and construction machinery rose substantially owing to the strong demand. In Europe, sales of construction machinery and engines increased. Moreover, sales of farm equipment expanded substantially due to the inclusion within the scope of consolidation of businesses acquired in the prior fiscal year. Revenues in Asia outside Japan increased overall due to the continuing rise in sales of tractors, combine harvesters, and rice transplanters. On the other hand, sales of construction machinery in China decreased owing to the decline in demand, and sales of engines decreased due to the aftereffects of the Thailand Floods.

Operating income in Farm & Industrial Machinery decreased a slight 0.4%, to ¥24.2 billion, due to the impact of yen appreciation and other factors.

2) Water & Environment

Water & Environment comprises pipe-related products (ductile iron pipes, plastic pipes, valves, pumps, and other products), environment-related products (environmental plants and other products) and social infrastructure-related products (industrial castings, spiral welded steel pipes, vending machines, precision equipment, air-conditioning equipment, and other products).

Revenues in this segment increased 5.8%, to ¥47.9 billion, from the corresponding period in the prior year and accounted for 19.9 % of consolidated revenues.

Domestic revenues rose 6.6%, to ¥42.5 billion. Revenues in pipe-related products increased due to the higher sales of ductile iron pipes and pumps, while sales of plastic pipes and valves decreased. Revenues in environment-related products expanded due to the increased sales of water treatment equipment and plants. Revenues in social infrastructure-related products also rose due to higher sales of spiral welded steel pipes and vending machines.

Overseas revenues were ¥5.4 billion, the same level as in the corresponding period in the prior year. Revenues in social infrastructure-related products increased, while revenues in environment-related products decreased.

Operating income in Water & Environment rose 112.7%, to ¥2.7 billion, mainly due to an increase in revenues.

Kubota Corporation

and Subsidiaries

3) Other

Other comprises construction, services and other businesses.

Revenues in this segment rose 12.0%, to ¥7.1 billion from the corresponding period in the prior year and accounted for 3.0 % of consolidated revenues. Although sales of construction decreased, sales of services and other businesses increased.

Operating income in Other decreased 44.9%, to ¥0.2 billion.

* The Company realigned its organization on April 1, 2012. Upon this realignment, the segments previously had been classified into “Farm & Industrial Machinery”, “Water & Environment Systems”, “Social Infrastructure”, and “Other” were classified into “Farm & Industrial Machinery”, “Water & Environment”, and “Other”.

(2) Financial condition

1) Assets, liabilities, and equity

Total assets at the end of June 2012 amounted to ¥1,501.8 billion, an increase of ¥14.1 billion from the end of March 2012. Among assets, inventories as well as short- and long-term finance receivables increased.

Among liabilities, long-term debt rose, while current liabilities, including income taxes payable, decreased. Net assets increased due to recorded net income and improvement in accumulated other comprehensive loss. The shareholders’ equity ratio was 44.3%, 0.4 percentage points higher than at the prior fiscal year-end.

2) Cash flows

Net cash used in operating activities during the three months under review was ¥22.9 billion. This was primarily because cash inflow was down ¥23.9 billion from the corresponding period in the prior year, mainly due to changes in working capital, including an increase in inventories and a decrease in income taxes payable.

Net cash used in investing activities was ¥1.8 billion. This was because cash outflow decreased ¥8.8 billion from the corresponding period in the prior year, despite an increase in purchases of fixed assets, due to a rise in collection of finance receivables and other factors.

Net cash used in financing activities was ¥1.7 billion. This was because cash inflow decreased ¥7.1 billion from the corresponding period in the prior year, mainly due to purchases of noncontrolling interests.

As a result, after taking account of the effects of foreign exchange rate changes, cash and cash equivalents at the end of June 2012 were ¥76.3 billion, a decrease of ¥24.3 billion from the beginning of the period.

(3) Prospects for the year ending March 31, 2013

The forecasts of the results of operations for the year ending March 31, 2013, which were announced on May 10, 2012, remain unchanged.

These forecasts are based on the assumption of exchange rates of ¥80=US$1 and ¥100=1 Euro.

Kubota Corporation

and Subsidiaries

2. Other information

(1) Changes in material subsidiaries

None

(2) Adoption of simplified accounting procedures or specific accounting procedures for consolidated quarterly financial statements

The provision for income taxes is computed by multiplying quarterly income before income taxes and equity in net income of affiliated companies by estimated annual effective tax rate.

(3) Accounting changes for consolidated financial statements

None

Kubota Corporation

and Subsidiaries

3. Consolidated financial statements

(1) Consolidated balance sheets

Assets	(In millions of yen)
	Jun. 30, 2012		Mar. 31, 2012		Change	Jun. 30, 2011
	Amount	%	Amount	%	Amount	Amount	%
Current assets:
Cash and cash equivalents	76,300		100,559		(24,259)	102,220
Notes and accounts receivable	388,452		390,760		(2,308)	343,857
Short-term finance receivables-net	114,812		108,160		6,652	103,549
Inventories	229,319		202,070		27,249	191,609
Other current assets	59,704		64,463		(4,759)	48,210

Total current assets	868,587	57.8	866,012	58.2	2,575	789,445	57.4

Investments and long-term finance receivables	325,927	21.7	323,948	21.8	1,979	321,634	23.4

Property, plant, and equipment	228,122	15.2	225,067	15.1	3,055	216,147	15.7

Other assets	79,181	5.3	72,642	4.9	6,539	48,041	3.5

Total	1,501,817	100.0	1,487,669	100.0	14,148	1,375,267	100.0

Liabilities and Equity	(In millions of yen)
	Jun. 30, 2012		Mar. 31, 2012		Change	Jun. 30, 2011
	Amount	%	Amount	%	Amount	Amount	%
Current liabilities:
Short-term borrowings	80,155		69,623		10,532	74,899
Notes and accounts payable	210,248		215,977		(5,729)	159,490
Other current liabilities	125,944		143,173		(17,229)	103,347
Current portion of long-term debt	106,777		107,210		(433)	95,500

Total current liabilities	523,124	34.8	535,983	36.0	(12,859)	433,236	31.5

Long-term liabilities:
Long-term debt	203,129		184,402		18,727	203,713
Accrued retirement and pension costs	39,803		41,882		(2,079)	33,075
Other long-term liabilities	16,445		18,188		(1,743)	12,208

Total long-term liabilities	259,377	17.3	244,472	16.4	14,905	248,996	18.1

Equity:
Kubota Corporation shareholders’ equity:
Common stock	84,070		84,070		—	84,070
Capital surplus	88,889		88,834		55	89,140
Legal reserve	19,539		19,539		—	19,539
Retained earnings	563,494		560,710		2,784	521,564
Accumulated other comprehensive loss	(70,808)		(80,542)		9,734	(61,008)
Treasury stock	(19,348)		(19,328)		(20)	(9,344)

Total Kubota Corporation shareholders’ equity	665,836	44.3	653,283	43.9	12,553	643,961	46.8
Noncontrolling interests	53,480	3.6	53,931	3.7	(451)	49,074	3.6

Total equity	719,316	47.9	707,214	47.6	12,102	693,035	50.4

Total	1,501,817	100.0	1,487,669	100.0	14,148	1,375,267	100.0

Kubota Corporation

and Subsidiaries

(2) Consolidated statements of income

	(In millions of yen)
	Three months ended Jun. 30, 2012		Three months ended Jun. 30, 2011		Change		Year ended Mar. 31, 2012
	Amount	%	Amount	%	Amount	%	Amount	%

Revenues	240,469	100.0	215,082	100.0	25,387	11.8	1,008,019	100.0
Cost of revenues	175,922	73.1	155,054	72.1	20,868	13.5	735,836	73.0
Selling, general, and administrative expenses	42,028	17.5	37,508	17.4	4,520	12.1	170,252	16.9
Other operating expenses	507	0.2	610	0.3	(103)	(16.9)	(3,749)	(0.4)

Operating income	22,012	9.2	21,910	10.2	102	0.5	105,680	10.5

Other income (expenses):
Interest and dividend income	1,332		1,510		(178)		3,760
Interest expense	(432)		(373)		(59)		(1,892)
Gain on sales of securities-net	131		—		131		105
Valuation loss on other investments	(5)		(5)		—		(2,570)
Foreign exchange gain (loss) -net	1,614		(428)		2,042		(7,609)
Other-net	(2,610)		392		(3,002)		3,464

Other income (expenses), net	30		1,096		(1,066)		(4,742)

Income before income taxes and equity in net income of affiliated companies	22,042	9.2	23,006	10.7	(964)	(4.2)	100,938	10.0

Income taxes	7,982		8,218		(236)		36,548

Equity in net income of affiliated companies	206		232		(26)		1,629

Net income	14,266	5.9	15,020	7.0	(754)	(5.0)	66,019	6.5

Less: Net income attributable to noncontrolling interests	1,431		1,409		22		4,467

Net income attributable to Kubota Corporation	12,835	5.3	13,611	6.3	(776)	(5.7)	61,552	6.1

Net income attributable to Kubota Corporation per common share

	(In yen)

Basic	10.22		10.70				48.75

Kubota Corporation

and Subsidiaries

(3) Consolidated statements of comprehensive income

	(In millions of yen)
	Three months ended Jun. 30, 2012	Three months ended Jun. 30, 2011	Change
Net income	14,266	15,020	(754)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	18,515	8,161	10,354
Unrealized losses on securities	(6,267)	(2,479)	(3,788)
Unrealized gains on derivatives	52	19	33
Pension liability adjustments	532	(82)	614

Other comprehensive income	12,832	5,619	7,213

Comprehensive income	27,098	20,639	6,459
Less: Comprehensive income attributable to noncontrolling interests	4,511	2,655	1,856

Comprehensive income attributable to Kubota Corporation	22,587	17,984	4,603

Kubota Corporation

and Subsidiaries

(4) Consolidated statements of cash flows

	(In millions of yen)
	Three months ended Jun. 30, 2012	Three months ended Jun. 30, 2011	Change
Operating activities:
Net income	14,266	15,020
Depreciation and amortization	6,200	5,588
Gain on sales of securities-net	(131)	—
Equity in net income of affiliated companies	(206)	(232)
Deferred income taxes	4,303	2,340
Decrease in notes and accounts receivable	5,491	10,448
Increase in inventories	(19,826)	(13,758)
Increase in other current assets	(4,324)	(5,542)
Decrease in trade notes and accounts payable	(8,287)	(6,291)
Decrease in income taxes payable	(13,119)	(808)
Decrease in other current liabilities	(5,521)	(3,748)
Decrease in accrued retirement and pension costs	(1,000)	(2,330)
Other	(733)	367

Net cash provided by (used in) operating activities	(22,887)	1,054	(23,941)

Investing activities:
Purchases of fixed assets	(8,797)	(5,041)
Proceeds from sales of property, plant, and equipment	418	37
Increase in finance receivables	(50,502)	(39,828)
Collection of finance receivables	52,315	36,318
Net decrease in short-term loan receivables from affiliated companies	1,545	—
Net (increase) decrease in time deposits	2,020	(837)
Other	1,206	(1,238)

Net cash used in investing activities	(1,795)	(10,589)	8,794

Financing activities:
Proceeds from issuance of long-term debt	29,364	29,896
Repayments of long-term debt	(23,286)	(12,147)
Net increase (decrease) in short-term borrowings	7,125	(3,686)
Cash dividends	(10,051)	(8,905)
Purchases of treasury stock	(20)	(3)
Purchases of noncontrolling interests	(4,849)	—
Other	27	243

Net cash provided by (used in) financing activities	(1,690)	5,398	(7,088)

Effect of exchange rate changes on cash and cash equivalents	2,113	1,064	1,049

Net decrease in cash and cash equivalents	(24,259)	(3,073)
Cash and cash equivalents at beginning of period	100,559	105,293

Cash and cash equivalents at end of period	76,300	102,220	(25,920)

(5) Notes to assumption for going concern

None

Kubota Corporation

and Subsidiaries

(6) Consolidated segment information

1) Reporting segments

Three months ended June 30, 2012	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment	Other	Adjustments	Consolidated
Revenues
External customers	185,519	47,866	7,084	—	240,469
Intersegment	14	857	3,917	(4,788)	—

Total	185,533	48,723	11,001	(4,788)	240,469

Operating income	24,172	2,727	238	(5,125)	22,012

Three months ended June 30, 2011	(In millions of yen)
	Farm & Industrial Machinery	Water & Environment	Other	Adjustments	Consolidated
Revenues
External customers	163,516	45,241	6,325	—	215,082
Intersegment	12	692	4,312	(5,016)	—

Total	163,528	45,933	10,637	(5,016)	215,082

Operating income	24,275	1,282	432	(4,079)	21,910

Notes:

1. The amounts in “Adjustments” include the eliminations of intersegment transactions and the unallocated corporate expenses.

2. The aggregated amounts of operating income equal to those in the consolidated statements of income, and please refer to the consolidated statements of income for the reconciliation of operating income to income before income taxes and equity in net income of affiliated companies.

3. Intersegment revenues are recorded at arm’s length prices.

2) Geographic segments

Information for revenues from external customers by destination	(In millions of yen)
	Three months ended Jun. 30, 2012	Three months ended Jun. 30, 2011
Japan	109,015	99,794
North America	52,930	46,845
Europe	29,814	23,258
Asia Outside Japan	41,606	37,936
Other Areas	7,104	7,249

Total	240,469	215,082

Notes:

1. Revenues from North America include those from the United States of ¥43,407 million and ¥39,239 million for the three months ended June 30, 2012 and 2011, respectively.

2. There is no single customer, revenues from whom exceed 10% of total consolidated revenues of the Company.

Kubota Corporation

and Subsidiaries

(7) Consolidated statements of changes in equity

	(In millions of yen)
	Shares of common stock outstanding (thousands)	Kubota Corporation shareholders’ equity						Non- controlling interests	Total equity
		Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive loss	Treasury stock
Balance at March 31, 2012	1,255,984	84,070	88,834	19,539	560,710	(80,542)	(19,328)	53,931	707,214

Net income					12,835			1,431	14,266
Other comprehensive income						9,752		3,080	12,832
Cash dividends paid to Kubota Corporation shareholders, ¥8 per common share					(10,051)				(10,051)
Cash dividends paid to noncontrolling interests								(107)	(107)
Purchases and sales of treasury stock	(47)						(20)		(20)
Increase in noncontrolling interests related to contribution								126	126
Changes in ownership interests in subsidiaries			55			(18)		(4,981)	(4,944)

Balance at June 30, 2012	1,255,937	84,070	88,889	19,539	563,494	(70,808)	(19,348)	53,480	719,316

Kubota Corporation

and Subsidiaries

(8) Consolidated revenues by reporting segment

	(In millions of yen)
	Three months ended Jun. 30, 2012		Three months ended Jun. 30, 2011		Change		Year ended Mar. 31, 2012
	Amount	%	Amount	%	Amount	%	Amount	%
Farm Equipment and Engines	158,719	66.0	140,175	65.2	18,544	13.2	619,989	61.5
Domestic	52,973		49,016		3,957	8.1	208,353
Overseas	105,746		91,159		14,587	16.0	411,636
Construction Machinery	26,800	11.1	23,341	10.8	3,459	14.8	93,954	9.3
Domestic	6,768		4,743		2,025	42.7	27,083
Overseas	20,032		18,598		1,434	7.7	66,871
Farm & Industrial Machinery	185,519	77.1	163,516	76.0	22,003	13.5	713,943	70.8
Domestic	59,741	24.8	53,759	25.0	5,982	11.1	235,436	23.3
Overseas	125,778	52.3	109,757	51.0	16,021	14.6	478,507	47.5
Pipe-Related Products	23,444	9.7	22,867	10.6	577	2.5	142,466	14.1
Domestic	22,385		21,755		630	2.9	131,706
Overseas	1,059		1,112		(53)	(4.8)	10,760
Environment-Related Products	8,731	3.6	7,852	3.7	879	11.2	56,045	5.6
Domestic	8,500		7,062		1,438	20.4	52,907
Overseas	231		790		(559)	(70.8)	3,138
Social Infrastructure-Related Products	15,691	6.6	14,522	6.8	1,169	8.0	64,775	6.4
Domestic	11,572		11,016		556	5.0	48,065
Overseas	4,119		3,506		613	17.5	16,710
Water & Environment	47,866	19.9	45,241	21.1	2,625	5.8	263,286	26.1
Domestic	42,457	17.7	39,833	18.5	2,624	6.6	232,678	23.1
Overseas	5,409	2.2	5,408	2.6	1	0.0	30,608	3.0
Other	7,084	3.0	6,325	2.9	759	12.0	30,790	3.1
Domestic	6,817	2.8	6,202	2.9	615	9.9	30,570	3.1
Overseas	267	0.2	123	0.0	144	117.1	220	0.0
Total	240,469	100.0	215,082	100.0	25,387	11.8	1,008,019	100.0
Domestic	109,015	45.3	99,794	46.4	9,221	9.2	498,684	49.5
Overseas	131,454	54.7	115,288	53.6	16,166	14.0	509,335	50.5

Kubota Corporation

and Subsidiaries

(9) Anticipated consolidated revenues by reporting segment

	(In billions of yen)
	Year ending Mar. 31, 2013		Year ended Mar. 31, 2012		Change
	Amount	%	Amount	%	Amount	%
Domestic	245.0		235.4		9.6	4.1
Overseas	585.0		478.5		106.5	22.3
Farm & Industrial Machinery	830.0	72.2	713.9	70.8	116.1	16.3
Domestic	247.0		232.7		14.3	6.1
Overseas	38.0		30.6		7.4	24.2
Water & Environment	285.0	24.8	263.3	26.1	21.7	8.2
Domestic	33.0		30.6		2.4	7.8
Overseas	2.0		0.2		1.8	900.0
Other	35.0	3.0	30.8	3.1	4.2	13.6
Total	1,150.0	100.0	1,008.0	100.0	142.0	14.1

Domestic	525.0	45.7	498.7	49.5	26.3	5.3
Overseas	625.0	54.3	509.3	50.5	115.7	22.7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: August 2, 2012	By:	/s/ Yoshiyuki Fujita
	Name:	Yoshiyuki Fujita
	Title:	Executive Officer
General Manager of
Global Management Promotion Department